SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

January 21, 2010

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Events:

1.  In the session held on January 20, 2010, Credicorp’s Board of Directors agreed to set the date for the Annual General Shareholder’s meeting for Friday, March 26, 2010, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru to attend to the following matters:

•	To consider and approve the Annual Report of the Company for the financial year ended December 31, 2009.
•
To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2009 including the report of the independent auditors of the Company thereon.

•	To appoint the external auditors of the Company to hold office until the conclusion of the next Annual General Meeting, in accordance with the proposal and recommendation of the Audit Committee

The Board has established that those shareholders who are officially registered as shareholders of the company on February 5, 2010 (“Record Date”) will be entitled to attend and vote in the above mentioned shareholder’s meeting.

In accordance with the company’s By-laws, if a quorum is not met in the first instance, the meeting will be postponed until March 31, 2010 at the same place and time.

Please note that in Credicorp’s letter dated January 8, 2010, a request was made for exemption of the requirement to submit, as of this date, copy of the audited financial statements and of the annual report, according to the Regulation for Material Events and Reserved Information and Other Communications, given that our company is registered in Bermuda, and its shares are listed in the New York Stock Exchange (NYSE), and together with The Bank of New York Mellon, which is Credicorp’s stock transfer agent, a record date is determined to attend and vote in the Annual General Shareholder’s meeting, with a long lead time, considering that a letter and PROXY material is to be sent to each shareholder approximately 30 days before the meeting.

Hence, the company’s 2009 Annual Report and the independent Auditors Report and Opinion will be approved by the Board prior to being considered at the Annual General Shareholders meeting, at which time said documents will be presented to the CONASEV in accordance with the regulations for Material Events and Reserved Information and Other Communications

2.   In the same session, Credicorp’s Board of Directors in accordance with CONASEV Resolution N° 107-2002-EF-94.10 for Material Events, Reserved Information and Other Communications appointed Ms. María del Carmen Torres Mariscal and Mr. Guillermo Jesús Morales Valentín as Credicorp’s Alternative Stock Market Representatives.

Sincerely,

/s/ _Mario Ferrari__
       Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative